Exhibit 2
                                                                       ---------


                             WPP GROUP plc ("WPP")


WPP announces that on 18 September 2007 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 659.955705p per share.